SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                          ----------------------------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Ableauctions.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock; $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    00371F206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

   [ ]    Rule 13d-1(b)
   [ ]    Rule 13d-1(c)
   [X]    Rule 13d-1(d)

CUSIP No.  00371F206                  13G                      Page 2 of 6 Pages



--------------------------------------------------------------------------------
1    Name Of Reporting Persons
     I.R.S. Identification Nos. Of Above Persons
     Abdul Ladha
--------------------------------------------------------------------------------

2     Check The Appropriate Box If A Member Of A
        Group (See Instructions)                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------

3     SEC Use Only
--------------------------------------------------------------------------------

4     Citizenship Or Place Of Organization
      Canadian
--------------------------------------------------------------------------------
                5     Sole Voting Power
 NUMBER OF            500,000
                ----------------------------------------------------------------
  Shares        6     Shared Voting Power
Beneficially          1,843,444
                ----------------------------------------------------------------
 Owned By       7     Sole Dispositive Power
   Each               500,000
                ----------------------------------------------------------------
 Reporting      8     Shared Dispositive Power
Person With           1,843,444
--------------------------------------------------------------------------------

9     Aggregate Amount Beneficially Owned By Each Reporting Person
      2,343,444
--------------------------------------------------------------------------------

10    Check If The Aggregate Amount In Row (9) Excludes Certain Shares
        (See Instructions)

--------------------------------------------------------------------------------

11    Percent Of Class Represented By Amount In Row 9
      11.12%
--------------------------------------------------------------------------------

12    Type Of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  00371F206                  13G                      Page 3 of 6 Pages



--------------------------------------------------------------------------------
1    Name Of Reporting Persons
     I.R.S. Identification Nos. Of Above Persons
     Dexton Technologies Corporation
--------------------------------------------------------------------------------

2     Check The Appropriate Box If A Member Of A
        Group (See Instructions)                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------

3     SEC Use Only
--------------------------------------------------------------------------------

4     Citizenship Or Place Of Organization
      Canadian
--------------------------------------------------------------------------------
                5     Sole Voting Power
 NUMBER OF            -0-
                ----------------------------------------------------------------
  Shares        6     Shared Voting Power
Beneficially          1,843,444
                ----------------------------------------------------------------
 Owned By       7     Sole Dispositive Power
   Each               -0-
                ----------------------------------------------------------------
 Reporting      8     Shared Dispositive Power
Person With           1,843,444
--------------------------------------------------------------------------------

9     Aggregate Amount Beneficially Owned By Each Reporting Person
      1,843,444
--------------------------------------------------------------------------------

10    Check If The Aggregate Amount In Row (9) Excludes Certain Shares
        (See Instructions)

--------------------------------------------------------------------------------

11    Percent Of Class Represented By Amount In Row 9
      8.79%
--------------------------------------------------------------------------------

12    Type Of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  00371F206                  13G                      Page 4 of 6 Pages


Item 1 (a).  Name of Issuer:

Ableauctions.com, Inc.

Item 1 (b).  Address of Issuer's Principal Executive Offices:

1963 Lougheed Highway
Coquitlam, British Columbia B3K 3T8, CANADA

Item 2 (a).  Name of Person Filing:

(x)  Dexton Technologies Corporation
(y)  Abdul Lahda


Item 2 (b).  Address of Principal Business Office or, if None, Residence:

(x)  3112 Boundary Road
     Burnaby, British Columbia V5M 4A2 CANADA

(y)  1963 Lougheed Highway
     Coquitlam, British Columbia B3K 3T8, CANADA

Item 2 (c).  Citizenship:

(x)  Canadian
(y)  Canadian

Item 2 (d).  Title of Class of Securities:

(x)  Common Stock; $0.001 par value
(y)  Common Stock; $0.001 par value

Item 2 (e).  CUSIP Number:

00371F206

Item 3.   If this statement is filed pursuant to Rules 13d-1(b),  or 13d-2(b) or
          (c), check whether the person filing is a:

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

          (a)  Amount beneficially owned:

               (x)  1,843,444
               (y)  2,343,444

          (b)  Percent of class:

               (x)  8.79%
               (y)  11.12%

          (c)  Number of shares as to which such person has:

CUSIP No.  00371F206                  13G                      Page 5 of 6 Pages


               (i)  Sole power to vote or to direct the vote

                        (x)  -0-
                        (y)  500,000

               (ii) Shared power to vote or to direct the vote

                        (x)  1,843,444
                        (y)  1,843,444

               (iii) Sole power to dispose or to direct the disposition of

                        (x)  -0-
                        (y)  500,000

               (iv) Shared power to dispose or to direct the disposition of

                        (x)  1,843,444
                        (y)  1,843,444


Item 5.   Ownership of Five Percent or Less of a Class.

          If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               N/A

Item 8.   Identification and Classification of Members of the Group.

               N/A


Item 9.   Notice of Dissolution of Group.

               N/A

CUSIP No.  00371F206                  13G                      Page 6 of 6 Pages


Item 10.  Certification.

               N/A


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   June 27, 2001


                                   /s/ Abdul Lahda
                                   ---------------------------------------------
                                   Abdul Lahda


                                   June 27, 2001

                                   DEXTON TECHNOLOGIES CORPORATION


                                   By: /s/ Abdul Lahda
                                       -----------------------------------------
                                       Name: Abdul Lahda
                                       Title: Pres. & CEO

                                  EXHIBIT "A"

                           Agreement of Joint Filing
                             Ableauctions.com, Inc.
                         Common Stock; $0.001 par value


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of June 27, 2001.


/s/ Abdul Lahda
---------------------------------
Abdul Lahda



DEXTON TECHNOLOGIES CORPORATION


By: /s/ Abdul Lahda
-----------------------------------------
        Name: Abdul Lahda
        Title: Pres. & CEO